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                                                               EXHIBIT 99.8
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    APAX FUNDS NOMINEES LIMITED              WARBURG, PINCUS VENTURES, L.P.
 Registered in England no. 2140054        Registered in Delaware no. 133784037
         Registered Office                        466 Lexington Avenue
          62 Green Street                               New York
      London W1Y 4BA ENGLAND                       New York 10017 USA

                                                           November 11, 1998

Dear Fellow Shareholder:

     We are writing to you as concerned shareholders of Esprit Telecom Group plc ("Esprit"). We currently together beneficially own approximately 39% of Esprit.

     As you may know, an extraordinary general shareholders meeting of Esprit has been called for November 23, 1998 in London, England.

     At the meeting, shareholders will consider:

                  1) the proposals of Walter Anderson, co-founder and former Chairman of the Board of Esprit, and Gold & Appel Transfer, S.A., an entity for which Mr. Anderson acts as attorney-in-fact, to remove from the Board of Esprit David Oertle, Esprit's Chief Executive Officer, Sir Robin Biggam, Esprit's newly appointed Chairman, John McMonigall and Dominic Shorthouse, Esprit's non-executive directors; and

                  2) our proposal to remove Mr. Anderson from the Board of Esprit.


     WE OPPOSE MR. ANDERSON'S PROPOSALS AND URGE YOU TO VOTE AGAINST EACH OF HIS PROPOSALS.

     WE ASK YOU TO VOTE IN FAVOR OF OUR PROPOSAL TO REMOVE MR. ANDERSON FROM THE BOARD OF THE COMPANY.

     In March 1997, Mr. Oertle was appointed unanimously by the Board of Esprit as its Chief Executive Officer, following an extensive search that continued for about eight months. The entire Board then agreed that Mr. Oertle was the executive who could most effectively accomplish Esprit's goal of becoming a leading European telecommunications company.

     We believe that shareholders would agree with our assessment that Esprit's success as a leading player in the European telecommunications industry is the direct result of the intense work of Mr. Oertle and his team.

     Our confidence in Mr. Oertle and his team's performance at Esprit to date is underpinned by the following key factors:

          * Esprit has exhibited very strong growth throughout European markets and has established itself as a significant competitor in each local market;

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          *    Esprit's long-term infrastructure strategy is now rapidly
               delivering a state-of-the-art fibre network that, by connecting the most important traffic routes in Europe, is intended to support Esprit's growth and competitive position across the expanding spectrum of telecommunication services;

          * Esprit's information systems have been radically redesigned to enable it to compete successfully in the telecommunications market of the next century;

          * Esprit's share price has increased substantially since Mr. Oertle, in late 1997, had the opportunity to present to the market his management team's plans for the Esprit of the future; and

          * Esprit is well capitalized to take advantage of opportunities in the European markets.

     For these reasons, among others, we, as substantial shareholders, firmly believe that Mr. Oertle and his management team represent the future of Esprit.

     We remain grateful to Mr. Anderson as one of Esprit's founders. His vision was instrumental in setting Esprit in the right direction. However, we believe that Mr. Oertle, succeeding Mr. Anderson as Chief Executive Officer, has successfully managed to improve the value of the Company and position it for the future.

     The rapidly changing challenges in the telecommunications industry converging toward broadcasting and information technology, together with the growing complexities shaping the European communications domain of the future, limit the number of candidates who could be regarded as ideal to fulfill the role of independent Chairman of Esprit. We believe that Sir Robin Biggam, who was appointed as non-executive director and Chairman of the Board on October 5, 1998, is such a candidate. Sir Robin Biggam is currently chairman of the Independent Television Commission in the United Kingdom. He is also chairman of Fairey Group and Electrium Limited and is a non-executive director of British Aerospace plc and British Energy plc. He was formerly chairman and chief executive of BICC plc and finance director at ICL and Dunlop Holdings.

     The appointment of Sir Robin Biggam as independent non-executive Chairman of Esprit represents a significant step forward for Esprit and its ability to compete successfully in the next century.

     We are very confident in Esprit's future as a premier, independent telecommunications operator in the fast-growing European telecommunications market.

     We believe that any disruption to Mr. Oertle's vision and Esprit's management team would be against the best interests of the Company in the pursuit of its ambitious mission.

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     WE THEREFORE ASK YOU TO VOTE FOR THE REMOVAL OF MR. ANDERSON AND AGAINST
THE PROPOSALS CONCERNING THE REMOVAL OF DAVID OERTLE, SIR ROBIN BIGGAM, JOHN MCMONIGALL AND DOMINIC SHORTHOUSE.


Yours faithfully                            Yours faithfully
/s/ Apax Funds Nominees Limited             /s/ Warburg, Pincus Ventures, L.P.

for and on behalf of                        for and on behalf of
APAX FUNDS NOMINEES LIMITED                 WARBURG, PINCUS VENTURES, L.P.




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